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March 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: RiverSource International Managers Series, Inc.
          RiverSource Partners International Select Growth Fund
          RiverSource Partners International Small Cap Fund
    Preliminary Proxy Statement

Dear Ms. Mengiste:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to address the following issue at a joint special meeting of shareholders:

Proposal (RiverSource Partners International Select Growth Fund and RiverSource Partners International Small Cap Fund): To approve a new investment advisory agreement with Columbia Wanger Asset Management, L.P.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource International Managers Series, Inc.